RED VIOLET, INC.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

November 21, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Red Violet, Inc.

Registration Statement on Form S-3

File No. 333-291649

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Red Violet, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-291649) filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2025 (the "Registration Statement") be declared effective by the Commission at 4:30 p.m. Eastern Time, Tuesday, November 25, 2025, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Christina Russo at (305) 982-5531.

Very truly yours,

RED VIOLET, INC.

By:	/s/ Derek Dubner
Name:	Derek Dubner
Title:	Chief Executive Officer

DOCPROPERTY "CUS_DocIDChunk0" 84416694;1